                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           --------------------------

                                 AMENDMENT NO. 8
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                           --------------------------

                            LNR PROPERTY CORPORATION
                                (Name of Issuer)

                           --------------------------

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)
                           --------------------------
                                    501940100
                                 (Cusip Number)
                           --------------------------
                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                               31 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------
                                NOVEMBER 16, 2004
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                                Page 1 of 4 Pages
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CUSIP No. 501940100                   13D                     Page 2 of 12 Pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         STUART A. MILLER
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCES OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         US
--------------------------------------------------------------------------------
  NUMBER OF       7.       SOLE VOTING POWER

   SHARES                  9,376,895
--------------------------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER

  OWNED BY
--------------------------------------------------------------------------------
   EACH           9.       SOLE DISPOSITIVE POWER

 REPORTING                 9,376,895
--------------------------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER

                           7,188,631
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,376,895
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
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                                   Page 2 of 4
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Item 5. Interest in Securities of the Issuer.

      Item 5 is amended by adding at the end of the text responding to paragraphs (a) and (b) the following:

      On November 16, 2004, Stuart A. Miller owned 409,833 shares of common stock (including 210,000 restricted shares and 83 shares he holds through the Company's savings plan) and 100,000 shares of Class B common stock, and held options to purchase 199,855 shares of common stock, of which options to purchase 95,898 shares were exercisable or would become exercisable within 60 days.

      On November 16, 2004, Stuart A. Miller transferred 200,000 shares of common stock to the Fund and in exchange the Fund transferred 200,000 shares of Class B common stock to Stuart A. Miller. Immediately thereafter, the Fund transferred those 200,000 shares of common stock to The Miller Family Foundation. This transaction reduced the total number of shares of which Stuart
A. Miller is the beneficial owner to 9,376,895 shares.

      Giving effect to the conversion into common stock of all the shares of Class B common stock held by Stuart A. Miller or of which he has the sole power to direct the vote and the disposition and the exercise of all the options held by Stuart A. Miller which were exercisable on November 16, 2004, or would become exercisable within 60 days after that, and based upon the information as to outstanding shares contained in the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2004 (20,094,779 shares of common stock), the shares of common stock of which Stuart A. Miller is the beneficial owner constitute 32.3% of the outstanding shares of common stock.


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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2004



                                        /s/ Stuart A. Miller
                                        ---------------------------------------
                                        Stuart A. Miller


                                       4